1STDIBS.COM, INC.

51 Astor Place, 3rd Floor

New York, New York, 10003

June 7, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	1stdibs.com, Inc. - Registration Statement – Form S-1

File No. 333-256188

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, 1stdibs.com, Inc. (the “Registrant”) hereby requests that the above-referenced registration statement on Form S-1 (File No. 333-256188) (the “Registration Statement”) be declared effective on June 9, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Davina K. Kaile and Christopher Wing of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Davina K. Kaile of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, at (650) 233-4564, or in her absence, Christopher Wing at (212) 858-1124.

Under separate cover, BofA Securities, Inc. and Barclays Capital Inc., as representatives of the underwriters, will send the Commission a letter joining in this request for acceleration of the effective date.

[Signature Page Follows]

Sincerely,

1STDIBS.COM, INC.

By:	/s/ David S. Rosenblatt
David S. Rosenblatt, Chief Executive Officer

cc:	David S. Rosenblatt, 1stdibs.com

Tu Nguyen, 1stdibs.com

Ronald A. Fleming, Jr., Pillsbury Winthrop Shaw Pittman LLP

Davina K. Kaile, Pillsbury Winthrop Shaw Pittman LLP

Stephen M. Davis, Goodwin Procter LLP

Edwin M. O’Connor, Goodwin Procter LLP

Erica D. Kassman, Goodwin Procter LLP